

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 30, 2017

<u>Via E-Mail</u>
Stefan Krause
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325
Frankfurt am Main
Germany

>   **Re: Deutsche Bank Aktiengesellschaft**
>   **Form 20-F for the Fiscal Year Ended December 31, 2016**
>   **Filed March 20, 2017**
>   **File No. 1-15242**

Dear Mr. Krause:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Risk Factors, page 14</u>
<u>Transactions with counterparties in countries designated by the U.S. State Department as state sponsors of terrorism…, page 46</u>

1. In your letter to us dated September 25, 2014, you described contacts with Syria and Sudan. As you are aware, Syria and Sudan are designated by the U. S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your disclosure does not make clear the extent to which you still have contacts with Syria and Sudan. In this regard, the first sentence of this risk factor states that you engage or have engaged in a limited amount of business with counterparties in sanctioned countries including Iran and Cuba, but does not disclose

whether you have engaged in business with Syria and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2014 letter, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements. You should describe any products, technology or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address for us materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan. In this respect, we are aware of recent news articles reporting on your 2015 settlement with U.S. regulators regarding transactions with Syria and Sudan.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Matthias Otto, Deputy General Counsel
Deutsche Bank Aktiengesellschaft

Dietrich King
Assistant Director